Exhibit 99.6

CONSENT OF QUALIFIED PERSON

I, Enrique Rubio, Ph.D., consent to the public filing of the technical report titled, “NI 43-101 Preliminary Economic Assessment (PEA) for the Cusi Mine, Chihuahua State, Mexico” with an effective date of August 31, 2017 and a report date of July 31, 2018 (the “Technical Report”) by Sierra Metals Inc. (the “Company”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s press release dated June 18, 2018 (the “June Press Release”) and the related material change report of the Company dated June 26, 2018 (the “MCR”).

I confirm that I have read the June Press Release and the MCR filed by the Company and they fairly and accurately represent the information in the part of the Technical Report for which I am responsible.

[Remainder of page intentionally left blank]

REDCO Mining Consultants	Page 1

Dated this 2nd day of August, 2018.

“Enrique Rubio”
Enrique Rubio, Ph.D.

REDCO Mining Consultants	Page 2